SECURITIES AND EXCHANGE COMMISSION

                              Washington D.C. 20549

                                    FORM 11-K

             FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
               AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

     (Mark One)

        [ x ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
              EXCHANGE ACT OF 1934

      For the fiscal year ended November 30, 1997

                                       OR

        [   ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
              EXCHANGE ACT OF 1934

      For the transition period from ___ to ___

      Commission File No. 1 - 6033

              A.  United Air Lines, Inc.
                  Ground Employees' 401(k) Retirement Savings Plan
                 (Full title of the Plan)

                  United Air Lines, Inc.
                 (Employer sponsoring the Plan)


              B.  UAL Corporation
                 (Issuer of the shares held pursuant to the Plan)

                  1200 Algonquin Road, Elk Grove Township, Illinois
                  Mailing Address: P.O. Box 66100, Chicago, Illinois  60666
                 (Address of principal executive offices)









                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



       To the Board of Directors
       of United Air Lines, Inc.:


       We have audited the accompanying statement of net assets available for plan benefits of the United Air Lines, Inc. Ground Employees' 401(k) Retirement Savings Plan as of November 30, 1997 and 1996, and the related statement of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan Administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

       We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan Administrator, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

       In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the United Air Lines, Inc. Ground Employees' 401(k) Retirement Savings Plan as of November 30, 1997 and 1996, and the changes in its net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.


                                 /s/  ARTHUR ANDERSEN LLP

                                 ARTHUR ANDERSEN LLP


       Chicago, Illinois
       May 22, 1998







Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the United Air Lines, Inc. Pension and Welfare Plans Administration Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.






                                         United Air Lines, Inc.
                                         Ground Employees' 401(k)
                                         Retirement Savings Plan





Dated May 27, 1998                     By  /s/  Douglas A. Hacker

                                           Douglas A. Hacker
                                           Member, United Air
                                           Lines, Inc. Pension
                                           and Welfare Plans
                                           Administration Committee



                             UNITED AIR LINES, INC.
                GROUND EMPLOYEES' 401(K) RETIREMENT SAVINGS PLAN
               STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                 (In Thousands)

                                                 November 30
                                             1997          1996
INVESTMENT IN MASTER TRUST
  Magellan Fund                             $ 39,454      $ 31,771

  Equity-Income Fund                          25,420        16,271

  Growth Company Fund                        109,927       109,763

  Government Securities Fund                   1,303         1,171

  OTC Portfolio                               21,250        17,973

  Overseas Fund                               24,530        25,787

  Balanced Fund                               40,448        35,813

  Asset Manager                                6,717         6,116

  Asset Manager: Growth                        9,349         7,269

  Asset Manager: Income                        1,693         1,663

  Retirement Money Market Portfolio            5,072         3,820

  U. S. Bond Index Portfolio                   1,082           669

  U. S. Equity Index Portfolio               137,022       111,567

  Blended Income Fund                        185,865       201,349

  UAL Stock Fund                              65,513        38,622

  Participant Loan Fund                       21,199        20,827
                                             695,844       630,451

  Due to Plan Participants                  (25,554)      (50,102)


NET ASSETS AVAILABLE FOR PLAN  BENEFITS     $670,290      $580,349


         The accompanying notes to financial statements are an integral part of these statements.



                             UNITED AIR LINES, INC.
                GROUND EMPLOYEES' 401(K) RETIREMENT SAVINGS PLAN
         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                 (In Thousands)

                                      Year ended November 30
                                                1997

                                        EQUITY-     GROWTH     GOVERNMENT
                          MAGELLAN      INCOME      COMPANY    SECURITIES
                            FUND         FUND        FUND         FUND

NET ASSETS AVAILABLE
   FOR PLAN BENEFITS,
   beginning of year       $ 28,290     $ 14,953    $ 99,838     $  1,093

CONTRIBUTIONS                 3,327        1,395      10,763         (74)

TRANSFERS
   BETWEEN FUNDS              3,119        5,347     (7,185)          119

TRANSFERS
   BETWEEN PLANS               (28)            1       (148)          (4)

RESULTS OF INVESTMENT
   ACTIVITY
     Dividends                  991        1,085       4,160           89
     Interest                     9            2         -            -
     Net appreciation
        in value of
        investments           5,535        3,623      10,023            2
                              6,535        4,710      14,183           91

PAYMENTS TO PLAN
   PARTICIPANTS             (3,324)        (751)     (9,741)        (121)

PARTICIPANT LOANS             (510)        (205)     (1,518)          (4)

ADMINISTRATIVE
   EXPENSES                     (9)          (7)        (22)          -


NET ASSETS AVAILABLE
   FOR PLAN BENEFITS,
   end of year             $ 37,400     $ 24,586    $106,170     $  1,100


         The accompanying notes to financial statements are an integral part of these statements.



                             UNITED AIR LINES, INC.
                GROUND EMPLOYEES' 401(K) RETIREMENT SAVINGS PLAN
         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                 (In Thousands)

                                       Year ended November 30
                                                 1997

                             OTC        OVERSEAS     BALANCED       ASSET
                          PORTFOLIO       FUND         FUND        MANAGER

NET ASSETS AVAILABLE
   FOR PLAN BENEFITS,
   beginning of year       $ 16,203      $ 23,369     $ 33,216     $  5,647

CONTRIBUTIONS                 1,763         2,685        2,497          455

TRANSFERS
   BETWEEN FUNDS              2,188       (2,310)          349        (114)

TRANSFERS
   BETWEEN PLANS                (8)          (22)         (62)            5

RESULTS OF INVESTMENT
   ACTIVITY
      Dividends               1,389         1,575        3,444          468
      Interest                  -             -           (45)          -
      Net
appreciation
         in value of            579         1,138        3,364          559
investments
                              1,968         2,668        6,808        1,027

PAYMENTS TO PLAN
   PARTICIPANTS             (1,675)       (2,432)      (3,354)        (512)

PARTICIPANT LOANS             (256)         (484)        (424)         (53)

ADMINISTRATIVE
   EXPENSES                     (3)           (6)         (10)          (1)


NET ASSETS AVAILABLE
   FOR PLAN BENEFITS,
   end of year             $ 20,180      $ 23,468     $ 39,020     $  6,454


         The accompanying notes to financial statements are an integral part of these statements.



                             UNITED AIR LINES, INC.
                GROUND EMPLOYEES' 401(K) RETIREMENT SAVINGS PLAN
         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                 (In Thousands)

                                         Year ended November 30
                                                  1997

                                                      RETIREMENT        U.S.
                             ASSET        ASSET         MONEY           BOND
                            MANAGER:     MANAGER:       MARKET         INDEX
                             GROWTH       INCOME      PORTFOLIO      PORTFOLIO

NET ASSETS AVAILABLE
   FOR PLAN BENEFITS,
   beginning of year         $  6,474     $  1,555      $  3,475      $    610

CONTRIBUTIONS                     961          126           331            65

TRANSFERS
   BETWEEN FUNDS                  697           43         1,930           362

TRANSFERS
   BETWEEN PLANS                  (1)          (2)          (47)           -

RESULTS OF INVESTMENT
   ACTIVITY
     Dividends                    570          124           282            62
     Interest                     -            -             -             -
     Net appreciation
        in value of
        investments             1,039           44           -               7
                                1,609          168           282            69

PAYMENTS TO PLAN
   PARTICIPANTS                 (754)        (211)       (1,085)          (63)

PARTICIPANT LOANS               (137)         (40)         (116)          (10)

ADMINISTRATIVE
   EXPENSES                       (3)          -             (2)           -


NET ASSETS AVAILABLE
   FOR PLAN BENEFITS,
   end of year               $  8,846     $  1,639      $  4,768      $  1,033


         The accompanying notes to financial statements are an integral part of these statements.



                             UNITED AIR LINES, INC.
                GROUND EMPLOYEES' 401(K) RETIREMENT SAVINGS PLAN
         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                 (In Thousands)

                                          Year ended November 30
                                                   1997

                          U.S.
                         EQUITY      BLENDED       UAL      PARTICIPANT
                         INDEX       INCOME       STOCK        LOAN
                       PORTFOLIO      FUND         FUND        FUND        TOTAL

NET ASSETS AVAILABLE
   FOR PLAN BENEFITS,
   beginning of year    $103,300      $186,919    $ 34,580    $ 20,827     $580,349

CONTRIBUTIONS              8,804        14,483       2,672         -         50,253

TRANSFERS
   BETWEEN FUNDS           3,130      (11,842)      14,279                      -
                                                              (10,112)

TRANSFERS
   BETWEEN PLANS           (100)            21           6         -          (389)

RESULTS OF INVESTMENT
   ACTIVITY
     Dividends               -             -           -           -         14,239
     Interest                  2        12,470           9       1,644       14,091
     Net appreciation
        in value of
        investments       30,617           -        15,807         -         72,337
                          30,619        12,470      15,816       1,644      100,667

PAYMENTS TO PLAN
   PARTICIPANTS         (10,027)      (21,532)     (3,928)         -       (60,367)

PARTICIPANT LOANS        (1,659)       (2,591)       (833)       8,840          -

ADMINISTRATIVE
   EXPENSES                 (25)          (87)        (48)         -          (223)


NET ASSETS AVAILABLE
   FOR PLAN BENEFITS,
   end of year          $134,042      $177,841    $ 62,544    $ 21,199     $670,290


         The accompanying notes to financial statements are an integral part of these statements.



                             UNITED AIR LINES, INC.
                GROUND EMPLOYEES' 401(K) RETIREMENT SAVINGS PLAN
         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                 (In Thousands)

                                      Year ended November 30
                                               1996

                                         EQUITY-     GROWTH      GOVERNMENT
                           MAGELLAN      INCOME      COMPANY     SECURITIES
                             FUND         FUND        FUND          FUND

NET ASSETS AVAILABLE
   FOR PLAN BENEFITS,
   beginning of year        $ 22,021    $  4,421    $ 81,698      $    629

CONTRIBUTIONS                    982       (300)         215            42

TRANSFERS
   BETWEEN FUNDS               5,003       9,188      10,339           506

TRANSFERS
   BETWEEN PLANS               (140)       (109)       (747)           (8)

RESULTS OF INVESTMENT
   ACTIVITY
      Dividends                6,380         526       4,264            83
      Interest                     5           1           8           -
      Net appreciation

(depreciation)
         in value of         (2,569)       2,154      13,848          (51)
investments
                               3,816       2,681      18,120            32

PAYMENTS TO PLAN
   PARTICIPANTS              (2,772)       (751)     (8,181)          (99)

PARTICIPANT LOANS              (609)       (171)     (1,575)           (9)

ADMINISTRATIVE
   EXPENSES                     (11)         (6)        (31)           -


NET ASSETS AVAILABLE
   FOR PLAN BENEFITS,
   end of year              $ 28,290    $ 14,953    $ 99,838      $  1,093


         The accompanying notes to financial statements are an integral part of these statements.



                             UNITED AIR LINES, INC.
                GROUND EMPLOYEES' 401(K) RETIREMENT SAVINGS PLAN
         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                 (In Thousands)

                                       Year ended November 30
                                                1996

                               OTC        OVERSEAS      BALANCED      ASSET
                            PORTFOLIO       FUND          FUND       MANAGER

NET ASSETS AVAILABLE
   FOR PLAN BENEFITS,
   beginning of year        $  7,745     $ 23,647      $ 39,137     $  3,192

CONTRIBUTIONS                  (148)          628         1,082           48

TRANSFERS
   BETWEEN FUNDS               6,882      (1,608)       (6,709)        2,058

TRANSFERS
   BETWEEN PLANS                (80)        (120)         (147)         (19)

RESULTS OF INVESTMENT
   ACTIVITY
     Dividends                 1,552          583         1,658          173
     Interest                    -            -             (2)          -
     Net appreciation
       (depreciation)
        in value of
        investments            1,597        3,071         2,298          663
                               3,149        3,654         3,954          836

PAYMENTS TO PLAN
   PARTICIPANTS              (1,092)      (2,367)       (3,744)        (435)

PARTICIPANT LOANS              (250)        (458)         (343)         (31)

ADMINISTRATIVE
   EXPENSES                      (3)          (7)          (14)          (2)


NET ASSETS AVAILABLE
   FOR PLAN BENEFITS,
   end of year              $ 16,203     $ 23,369      $ 33,216     $  5,647


         The accompanying notes to financial statements are an integral part of these statements.



                             UNITED AIR LINES, INC.
                GROUND EMPLOYEES' 401(K) RETIREMENT SAVINGS PLAN
         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                 (In Thousands)

                                          Year ended November 30
                                                    1996

                                                 RETIREMENT      U.S.          U.S.
                         ASSET       ASSET         MONEY         BOND         EQUITY
                        MANAGER:    MANAGER:       MARKET        INDEX        INDEX
                         GROWTH      INCOME      PORTFOLIO     PORTFOLIO    PORTFOLIO

NET ASSETS AVAILABLE
   FOR PLAN BENEFITS,
   beginning of year    $  4,128     $  1,177     $  1,921      $    471     $ 87,290

CONTRIBUTIONS                105           42           68            34      (1,143)

TRANSFERS
   BETWEEN FUNDS           1,687          330        1,915           152        1,841

TRANSFERS
   BETWEEN PLANS            (80)          (5)            2           (1)        (328)

RESULTS OF INVESTMENT
   ACTIVITY
     Dividends                68           86          132            46          -
     Interest                  1          -            -             -              1
     Net appreciation
       (depreciation)
        in value of
        investments        1,186           69          -            (17)       24,598
                           1,255          155          132            29       24,599

PAYMENTS TO PLAN
   PARTICIPANTS            (513)        (136)        (463)          (42)      (7,434)

PARTICIPANT LOANS          (105)          (8)         (98)          (33)      (1,493)

ADMINISTRATIVE
   EXPENSES                  (3)          -            (2)           -           (32)


NET ASSETS AVAILABLE
   FOR PLAN BENEFITS,
   end of year          $  6,474     $  1,555     $  3,475      $    610     $103,300


         The accompanying notes to financial statements are an integral part of these statements.



                             UNITED AIR LINES, INC.
                GROUND EMPLOYEES' 401(K) RETIREMENT SAVINGS PLAN
         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                 (In Thousands)

                                          Year ended November 30
                                                   1996

                                       FIXED
                         BLENDED       RATE          UAL     PARTICIPANT
                         INCOME     INVESTMENT      STOCK       LOAN
                          FUND         FUND         FUND        FUND         TOTAL

NET ASSETS AVAILABLE
   FOR PLAN BENEFITS,
   beginning of year    $188,516      $ 55,160    $  9,877     $ 19,552    $550,582

CONTRIBUTIONS              3,125         1,244     (2,294)          -         3,730

TRANSFERS
   BETWEEN FUNDS           7,511      (55,280)      25,574                      -
                                                                (9,389)

TRANSFERS
   BETWEEN PLANS             163           (9)       (317)          -       (1,945)

RESULTS OF INVESTMENT
   ACTIVITY
     Dividends               -             -           -            -        15,551
     Interest             12,701           436          13        1,538      14,702
     Net appreciation
       (depreciation)
        in value of
        investments          -             -         4,322          -        51,169
                          12,701           436       4,335        1,538      81,422

PAYMENTS TO PLAN
   PARTICIPANTS         (21,744)       (1,513)     (1,890)          -      (53,176)

PARTICIPANT LOANS        (3,212)          (38)       (693)        9,126         -

ADMINISTRATIVE
   EXPENSES                (141)           -          (12)          -         (264)


NET ASSETS AVAILABLE
   FOR PLAN BENEFITS,
   end of year          $186,919      $   -       $ 34,580     $ 20,827    $580,349


         The accompanying notes to financial statements are an integral part of these statements.

                             UNITED AIR LINES, INC.
                GROUND EMPLOYEES' 401(K) RETIREMENT SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS



1.   DESCRIPTION OF THE PLAN

     This description is for general information purposes only. Participants should refer to their summary plan description for detailed benefit information.

     a. General and Plan Participants

        The United Air Lines, Inc. Ground Employees' 401(k) Retirement Savings Plan (the "Plan") covers all employees of United Air Lines, Inc. ("United") who are members of the International Association of Machinists and Aerospace Workers ("IAM"), have completed one year of service and are at least 21 years of age. The Plan is contributory and is subject to the Employee Retirement Income Security Act of 1974, as amended. [ See Note 4 - Subsequent Event. ]

     b. Contributions and Vesting

        Eligible employees may elect to contribute to the Plan, in multiples of 1%, any percentage of their covered pretax earnings, up to 15%, subject to a maximum of $9,500 in 1997 and $10,000 in 1998. Lower limits may apply to certain highly compensated participants if the Plan does not pass certain nondiscrimination tests required by law. Contributions and earnings are credited to separate accounts maintained for each participant. The balance in a participant's account is fully vested and nonforfeitable at all times.

        Participants may elect to invest in one or a combination of the investment funds described in note (1)(d). Additionally, they may subsequently change their contribution rate, redesignate the allocation of contributions or transfer existing balances among investment funds, subject to the limits set forth in the Plan.

        Contributions include $612,247 and $203,763 for 1997 and 1996, respectively, which were transferred from other qualified plans as rollovers under Internal Revenue Code Sections 401(a) and 401(k).

     c. Trustee and Recordkeeper

        Fidelity Management Trust Company ("Fidelity") is the Plan Trustee and Fidelity Institutional Retirement Services Company is the recordkeeper of the Plan.

     d. Master Trust Funds

        Fidelity provides each participant with fifteen investment options:
        Fidelity Magellan Fund; Fidelity Equity-Income Fund; Fidelity Growth Company Fund; Fidelity Government Securities Fund; Fidelity OTC Portfolio; Fidelity Overseas Fund; Fidelity Balanced Fund; Fidelity Asset Manager; Fidelity Asset Manager: Growth; Fidelity Asset Manager:
        Income; Fidelity Retirement Money Market Portfolio; Fidelity U.S. Bond Index Portfolio; Fidelity U.S. Equity Index Portfolio; Blended Income Fund and the UAL Stock Fund. These funds are managed by Fidelity or Fidelity Investments (manager of Fidelity Mutual Funds). The investments represent the Plan's allocable share of the funds.

        The Fidelity U.S. Equity Index Portfolio primarily invests in the common stocks of the companies that make up the S&P 500 Index. Assets are valued at market prices quoted on the New York Stock Exchange ("NYSE").

        Assets in the UAL Stock Fund are invested in UAL Corporation common stock and are valued at market prices quoted on the NYSE.
        Participants may invest in the UAL Stock Fund through direct salary deferrals.

        The Blended Income Fund includes investment contracts purchased by Fidelity from approved institutions that meet its stringent credit standards at the time of purchase. The fund may also include other high quality, income-oriented investments. The contracts held by the Blended Income Fund are fully benefit responsive, and accordingly, have been included in the financial statements at contract value. There are no reserves against contract value for credit risk of the contract issuers or otherwise. The fair value of the investment contracts at November 30, 1997 and 1996 were $185,372 and $203,889 (in thousands), respectively. The average yield for the years ending November 30, 1997 and 1996 was approximately 6.6%. The crediting interest rates as of November 30, 1997 and 1996 were approximately 6.5% and 6.3%, respectively. At November 30, 1997 and 1996, the contract value of the investment contracts approximated the fair value.

        The remaining investment options are public mutual funds traded on the NYSE. Portfolio securities and other assets are valued primarily on the basis of market quotations or, if quotations are not readily available, by a method which each fund's Board of Trustees believes accurately reflects fair value. Foreign securities are valued based on quotations from the primary market in which they are traded and are translated from the local currency into U.S. dollars using current exchange rates.

        The Fidelity Magellan Fund invests primarily in securities of domestic, foreign, and multinational issuers in the form of common stocks, securities convertible into common stocks, and, occasionally, debt securities.

        The Fidelity Equity-Income Fund invests primarily in income-producing equity securities, both domestic and foreign. It seeks to achieve income greater than that of the S&P 500.

        The Fidelity Growth Company Fund invests in common stocks, securities convertible into common stocks, and, occasionally, debt obligations from companies viewed as having unusual opportunities to grow.

        The Fidelity Government Securities Fund invests primarily in fully guaranteed U.S. government bonds with any maturity. The average maturity is approximately two to five years.

        The Fidelity OTC Portfolio primarily invests in stocks traded in the "over-the-counter" market, which involves the investment in securities of smaller, lesser-known companies.

        The Fidelity Overseas Fund normally invests at least 65% of its total assets in common stock, securities convertible to common stock and debt instruments of foreign businesses and governments. Fidelity Investments expects to invest most of the assets in developed countries in these general geographic areas; the Americas (other than the United States), the Far East and Pacific Basin, and Western Europe.

        The Fidelity Balanced Fund maintains a balance of high-yielding securities, including foreign and domestic stocks and bonds. At least 25% of the assets are invested in fixed-income senior securities. All bonds in the Fund's portfolio are rated BBB or better by Standard & Poor's Corporation, or Baa or better by Moody's Investors Service, Inc.

        The Fidelity Asset Manager invests in stocks, bonds and short-term
        instruments in both domestic            and foreign markets to achieve
        high total returns in the long run. The allocation between these three types of investments is generally 40%, 40%, and 20%, respectively, however it may vary between the following ranges: stocks - 10% to 60%; bonds - 20% to 60%; and short-term instruments - 0% to 70%.

        The Fidelity Asset Manager: Growth: invests in stocks, bonds and short-term instruments in both domestic and foreign markets to achieve long term maximum total investment return. The allocation between these three types of investments is generally 65%, 30%, and 5%, respectively, however it may vary between the following ranges: stocks - 0% to 100%;
        bonds -        0% to 100%; and short-term instruments - 0% to 100%.
        The Fidelity Asset Manager: Income: invests in stocks, bonds and short-term instruments in both domestic and foreign markets to achieve a high level of current income, and capital appreciation. The allocation between these three types of investments is generally 20%, 30%, and 50%, respectively, however it may vary between the following ranges: stocks - 0% to 35%; bonds - 20% to 45%; and short-term instruments - 20% to 80%.

        The Fidelity Money Market Trust: Retirement Money Market Portfolio: invests in high quality, low risk domestic and foreign money market instruments, primarily short-term instruments with maturities of three months or less.

        The Fidelity U.S. Bond Index Portfolio primarily invests in securities included in the Lehman Brothers Aggregate Bond Index in order to achieve comparable investment results.

        Fidelity is authorized to engage in the lending of certain Plan assets. Securities lending is an investment management enhancement that utilizes the existing securities of the Funds to earn additional income. It involves the loan of securities to various approved brokers. In return for loaned securities, Fidelity receives collateral in the form of cash and U.S. government securities as a safeguard against possible default of any borrower on return of the loan. Each loan is collateralized to the extent of 100 percent of the market value of securities on loan.
        The collateral is marked-to-market on a daily basis to maintain the margin requirement.

        On July 12, 1994, UAL Corporation underwent a recapitalization under
        Section 368(a)(1)(E) of the Internal Revenue Code of 1986, pursuant to which the shareholders engaged in a recapitalization exchange with UAL Corporation. Each share of Old Common Stock was exchanged for a package consisting of one half of a share of New Common Stock and $84.81 in cash. The cash consideration received by the Trustee on behalf of Plan participants was used to purchase additional shares of New Common Stock or, at the direction of Plan participants, was transferred to other investment funds. Pursuant to the terms of the recapitalization, participants' direct salary deferrals and fund transfers into the UAL Stock Fund were temporarily suspended from July 12, 1994 to August 4, 1994 and from January 12, 1995 to March 15, 1995. On May 20, 1996 (with a May 6, 1996 record date), UAL Common Stock underwent a 4 for 1 stock split. Shares held in the UAL Stock Fund were adjusted accordingly.

     e. Withdrawals

        Withdrawals from the Plan may be made as follows, as applicable to the participant's eligibility, amount requested, and existing balances:

           Participants who have separated from service (for reasons other than death) may elect payment in the form of a lump sum, periodic distributions, irregular partial distributions, or through the purchase of an annuity. Distributions may also be directly rolled over into an IRA or qualified plan. Participants who have terminated employment are able to defer the distribution of the account until April 1 of the next calendar year after reaching age 70-1/2.

           Distributions of accounts due to the death of a participant may be taken by the participant's beneficiary in the form of a lump sum payment or through the purchase of an annuity, subject to the limitations of Internal Revenue Code 401(a)(9). The participant's surviving spouse, if any, is automatically the beneficiary of the account, unless the spouse waives this right.

           In-service withdrawals for participants who are actively employed or are absent due to reasons of illness, layoff, or approved leave of absence who maintain an employer-employee relationship with United Air Lines, Inc. are permitted as follows:
            - Hardship withdrawals from 401(k) account, subject to
              restrictions described in the Plan
            - After reaching age 59-1/2, subject to certain requirements specified in the Plan, all or a portion of the participant's 401(k) account may be withdrawn
            - Upon reaching age 70-1/2, minimum distributions required under
              Internal Revenue Code 401(a)(9) must be taken no later than April 1 following the calendar year that the participant has reached age 70-1/2. Effective January 1, 1997, active participants that have reached age 70-1/2 may choose to defer distribution.

           If a participant's account has never exceeded $3,500, total distribution of the account will be made in a lump sum payment upon termination of employment or death.

           Generally, withdrawals are allocated pro-rata to the balances of each of the investment funds in the participant's account. Alternatively, the participant may specify which fund(s) that distribution is made from. Distributions from UAL Stock Fund, may be made in cash, or in whole shares of UAL Corporation common stock, with fractional shares distributed in cash.

     f. Plan Termination Provisions

        If the Plan is terminated, all amounts credited to a participant's account at the time of termination shall be retained in the Trust and will be distributed in accordance with the normal distribution rules of the Plan.



2.   SIGNIFICANT ACCOUNTING POLICIES

     a. Basis of Accounting

        The financial statements are presented on the accrual basis.

     b. Investments

        Assets of United's 401(k) Plans Master Trust are owned by all participating United plans consisting of the Management and Salaried Employees's 401(k) Retirement Savings Plan, Ground Employees' 401(k) Retirement Savings Plan, and the Flight Attendant Employees' 401(k) Retirement Savings Plan.

     c. Net Appreciation (Depreciation) in Value of Investments

        Net appreciation (depreciation) in value of investments includes realized and unrealized gains and losses. Realized and unrealized gains and losses are calculated as the difference between fair value at December 1, or date of purchase if subsequent to December 1, and fair value at date of sale or the current year-end. The unrealized gain or loss on investments represents the Plan's allocable share of the difference between fair value at December 1, or date of purchase, and the fair value at the date of sale or the current year-end plus, where applicable, the change in the exchange rate between the U.S. dollar and the foreign currency in which the assets are denominated from December 1, or the date of purchase, to the date of sale or the current year-end.

     d. Plan Expenses

        Administrative expenses represent administrative and investment manager fees charged by Fidelity, accountant fees, recordkeeping fees charged by Fidelity Institutional Retirement Services Co. and some administrative fees charged by United. Brokerage and other investment fees are included in the cost of the related security. United performs certain reporting and supervisory functions for the Plan without charge.

     e. Transfers between Plans

        Transfers between plans reflects the change in employee coverage and transfer of any related balances between this Plan and other defined contribution plans sponsored by United, including the United Air Lines, Inc. Management and Salaried Employees' 401(k) Retirement Savings Plan and the United Air Lines, Inc. Flight Attendant Employees' 401(k) Retirement Savings Plan.

     f. Participant Loans

        Participants may borrow up to fifty percent of their account balance, not to exceed $50,000. The minimum that may be borrowed is $1,000. Loans are charged against each investment fund in the ratio of the value of the employee's interest in each fund to the total value of the employee's interest in all funds and are held in the Loan Fund. The loan is repaid through payroll deductions on an after-tax basis for the term of the loan, which is a minimum of six months to a maximum of sixty months and is subject to a reasonable rate of interest (9.5% as of March 31, 1998). The amount paid is reinvested in the participant's account based on the investment allocations at the time of repayment.
        Prepayment of the full balance of the loan is allowed after six months from the date of the loan without penalty. Participants are able to take out another loan after twelve months from the date the old loan is retired. Upon the employee's termination of employment, a loan not paid in full within 60 days becomes a taxable distribution. Loans in default may be declared due and payable in full immediately, and the Plan administrator may charge the participant's account balances at any time thereafter for the amount of the default. An administrative fee of $90 is charged to each participant taking a loan and is automatically deducted from the participant's account.

     g. Reconciling Statement Balances

        The investment balances on the Statement of Net Assets Available For Plan Benefits do not all agree with the fund balances on the Statement of Changes in Net Assets Available for Plan Benefits as of November 30, 1997, due to an accrual for the returns of excess annual additions as required under Internal Revenue Code Section 415(c). The Statement of Net Assets Available for Plan Benefits can be reconciled to the Statement of Changes in Net Assets Available for Plan Benefits as follows for the years ended November 30, 1997 and 1996:

                                             Year Ended November 30, 1997
                                                    (In Thousands)

                                           Per                             Per
                                       Statement of                    Statement of
                                        Net Assets     Due to Plan      Changes in
                                        Available      Participants     Net Assets
                                         for Plan                       Available
                                         Benefits                        for Plan
                                                                         Benefits
         Magellan Fund                   $ 39,454       $ (2,054)        $ 37,400
         Equity-Income Fund                25,420           (834)          24,586
         Growth Company
            Fund                          109,927         (3,757)         106,170
         Government
            Securities Fund                 1,303           (203)           1,100
         OTC Portfolio                     21,250         (1,070)          20,180
         Overseas Fund                     24,530         (1,062)          23,468
         Balanced Fund                     40,448         (1,428)          39,020
         Asset Manager                      6,717           (263)           6,454
         Asset Manager:
            Growth                          9,349           (503)           8,846
         Asset Manager:
            Income                          1,693            (54)           1,639
         Retirement Money
            Market Portfolio                5,072           (304)           4,768
         U. S. Bond Index
            Portfolio                       1,082            (49)           1,033
         U. S. Equity Index
            Portfolio                     137,022         (2,980)         134,042
         Blended Income
            Fund                          185,865         (8,024)         177,841
         UAL Stock Fund                    65,513         (2,969)          62,544
         Participant Loan Fund             21,199            -             21,199

                Total investments        $695,844       $(25,554)        $670,290



                                             Year Ended November 30, 1996
                                                    (In Thousands)

                                           Per                             Per
                                       Statement of                    Statement of
                                        Net Assets     Due to Plan      Changes in
                                        Available      Participants     Net Assets
                                         for Plan                       Available
                                         Benefits                        for Plan
                                                                         Benefits
         Magellan Fund                   $ 31,771       $ (3,481)        $ 28,290
         Equity-Income Fund                16,271         (1,318)          14,953
         Growth Company
            Fund                          109,763         (9,925)          99,838
         Government
            Securities Fund                 1,171            (78)           1,093
         OTC Portfolio                     17,973         (1,770)          16,203
         Overseas Fund                     25,787         (2,418)          23,369
         Balanced Fund                     35,813         (2,597)          33,216
         Asset Manager                      6,116           (469)           5,647
         Asset Manager:
            Growth                          7,269           (795)           6,474
         Asset Manager:
            Income                          1,663           (108)           1,555
         Retirement Money
            Market Portfolio                3,820           (345)           3,475
         U. S. Bond Index
            Portfolio                         669            (59)             610
         U. S. Equity Index
            Portfolio                     111,567         (8,267)         103,300
         Blended Income
            Fund                          201,349        (14,430)         186,919
         UAL Stock Fund                    38,622         (4,042)          34,580
         Participant Loan Fund             20,827              -           20,827

                Total investments        $630,451       $(50,102)        $580,349



3.   TAX STATUS

     The Plan obtained its latest determination letter on June 18, 1996. The Internal Revenue Service confirmed that the Plan, as written, was in compliance with the requirements of the Internal Revenue Code and that the trust was tax exempt.


4.   SUBSEQUENT EVENT

     Effective January 1, 1998, employees who are members of the IAM are immediately eligible to contribute to the plan upon date of hire regardless of their age.